JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

29 March 2005





05006943

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. ***Announcement* - SABMiller plc March Trading Update - Dated 23 March 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

3/31

Group news item

SABMiller plc March Trading Update

23 March 2005

Ref: 07/2005

London and Johannesburg, 23 March 2005. SABMiller plc today issued the following update on trading for the 11 months to February 2005, as the group's financial year nears completion.

The group has recorded organic lager volume growth of over 4% for the 11 months to February 2005. Group financial performance remains in line with our expectations as communicated at the time of our interim announcement.

Miller's domestic sales to retailers (STRs) were 0.9% above prior year for the 11 months. Miller Lite sales have continued to grow, albeit at a slower rate as a result of cycling higher year-on-year comparables and a weak industry trading environment. Domestic shipments to wholesalers (STWs) were in line with STRs for the 11 months.

In Central America, tougher market conditions and an increase in excise on beer in El Salvador contributed to carbonated soft drink volumes being down 7% for the year to date, and beer volumes down by 1%.

In Europe, organic lager volume growth for the year to date was almost 5%, with continuing strong performance from Poland, Russia and Romania being partially offset by weakness in Italy, Hungary and Slovakia.

The Africa and Asia business has continued to record good growth, with an increase in organic lager volume, on a year to date comparable basis, of almost 10%.

Beer South Africa volumes grew by 4% on a year to date comparable basis, whilst ABI achieved a volume growth of 7%. South African volume growth was supported by continuing robust consumer spending.

Ends

Notes to Editors

SABMiller plc is one of the world's largest brewers, with 2003/04 lager volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola

products in the world.

In the year ended 31 March 2004, the group generated US$1,391 million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0191 Mob: +44 7850 285471
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0119 Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105 Mob: +44 7799 894265

This announcement is available on the company website, www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on

such securities, should not be relied upon as a guide to future performance.

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